Exhibit 99.1

NEXA PROVIDES UPDATE ON ITS OPERATIONS AND RESPONSE TO CORONAVIRUS OUTBREAK

Luxembourg, March 16, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) hereby informs its shareholders and the market in general that it has been actively monitoring the COVID-19 outbreak and is taking all the necessary measures to safeguard its employees, contractors, and the local communities in which it operates. The Company is also complying with the health and safety protocols required by the local authorities.

Nexa created a technical committee to carry out preventive procedures in its operations and offices, such as:

•	Business trips and events have been cancelled or postponed until further notice;

•	Quarantine period for all employees who recently traveled abroad;

•	Home-office routine for administrative areas;

•	Restriction of external visitors.

The Company is implementing business continuity measures to mitigate and reduce any potential impacts of the global outbreak on its operations, supply chain and financial situation. As the outbreak develops and considering that the Peruvian government has declared National Emergency, Nexa may need to adopt additional contingency measures or eventually suspend its operations. Construction activities in Aripuanã continue with additional safety measures and, at this time, it is not anticipated to be affected. The potential impact on Nexa’s 2020 guidance and its results are still uncertain and as a precaution, the Company is already re-evaluating its investments for 2020.

Nexa reinforces its commitment to the health and safety of its employees and will keep the market informed of further developments.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601

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